Exhibit 99.1

Orezone Resources Inc.

(A Development Stage Company)

Unaudited Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2007

Orezone Resources Inc.

(A Development Stage Company)

Interim Consolidated Balance Sheets

(Unaudited, Expressed in United States dollars)

		September 30	December 31
	Notes	2007	2006
			(restated - note 3)
		$	$
Current assets
Cash and cash equivalents		10,316,148	22,515,859
Taxes and other receivables		—	100,156
Prepaid expenses and other		411,273	448,438
		10,727,421	23,064,453

Investments (market value: 2006 - $1,465,219)	5	6,645,998	1,244,819
Property, plant and equipment, net of accumulated amortization		473,004	451,720
Mineral exploration properties, at cost	6	7,110,562	6,145,562
Deferred exploration expenses, at cost	6	25,875,934	21,080,941
Advance to Gold Fields Limited		498,779	—
		51,331,698	51,987,495

Current liabilities
Accounts payable		432,458	1,091,222
Accrued liabilities		382,183	588,522
		814,641	1,679,744

Shareholders’ Equity
Capital Stock
Common shares (authorized: unlimited; issued and outstanding: 2007 - 133,715,441; 2006 - 133,018,641)	7	62,970,078	62,011,438
Contributed surplus	7	3,109,682	2,612,938
Accumulated other comprehensive income	9	1,088,992	483,211
Accumulated deficit		(16,651,695)	(14,799,836)
		50,517,057	50,307,751
		51,331,698	51,987,495

The accompanying notes are an integral part of the consolidated financial statements.

Signed on Behalf of the Board of Directors

/s/ Ronald N. Little	/s/ David G. Netherway
Director	Director

Orezone Resources Inc.

(A Development Stage Company)

Interim Consolidated Statements of Operations and Deficit

(Unaudited, Expressed in United States dollars)

		Three months ended		Nine months ended
		September 30		September 30
	Notes	2007	2006	2007	2006
		$	$	$	$

Administrative expenses
Salaries, benefits and consulting fees		213,047	110,648	510,907	369,564
Stock-based compensation	7 (b)	315,515	76,557	783,460	313,980
Public relations and travel		62,927	83,688	231,670	295,853
Office, general and administrative		59,297	29,389	171,569	89,627
Audit, legal and professional fees		(5,658)	70,314	59,929	106,777
Public company costs		53,457	30,836	174,008	235,743
Interest		1,465	932	4,438	2,196
Amortization of equipment		2,699	8,477	11,035	24,961
		702,749	410,841	1,947,016	1,438,701

Write-off of mineral exploration properties	6	35,000	—	35,000	—
Write-off of deferred exploration expenses	6	673,528	—	2,047,162	—
		1,411,277	410,841	4,029,178	1,438,701

Exchange gain		286,613	5,359	518,287	22,535
Unrealized gain (loss) on fair value conversion of warrants	3	(13,244)	—	26,650	—
Other income		15,422	37,982	145,814	37,982
Gain on disposal of investment		364,520	49,195	592,188	49,195
Interest income		110,397	301,765	592,534	876,946
Net loss for the period		(647,569)	(16,540)	(2,153,705)	(452,043)
Deficit, beginning of the period		(16,004,126)	(14,170,617)	(14,799,836)	(13,735,114)
Adjustments to opening retained earnings (Note 3):
Unrealized gain on fair value conversion of purchase warrants and options at January 1, 2007		—	—	301,846	—
Deficit, end of period		(16,651,695)	(14,187,157)	(16,651,695)	(14,187,157)

Loss per share
Basic		(0.00)	(0.00)	(0.02)	(0.00)
Diluted		(0.00)	(0.00)	(0.02)	(0.00)

Weighted average number of shares outstanding
Basic		133,715,441	132,880,684	133,443,598	132,859,471
Diluted		133,715,441	132,880,684	133,443,598	132,859,471

The accompanying notes are an integral part of the consolidated financial statements.

Orezone Resources Inc.

(A Development Stage Company)

Consolidated Statements of Deferred Exploration Expenses

(Unaudited, Expressed in United States dollars)

		Three months ended		Nine months ended
		September 30		September 30
	Notes	2007	2006	2007	2006
		$	$	$	$

Balance, beginning of period	6	24,348,928	17,972,234	21,080,941	12,304,249

Additions:
Contract drilling and assaying		971,729	81,015	2,904,676	3,941,522
Engineering and consultants		188,962	231,037	1,026,789	924,274
Salary and employee costs		294,480	254,444	934,177	812,286
Stock-based compensation	7 (b)	36,435	(8,949)	193,024	83,809
Fuel and oil		114,016	11,122	308,482	362,108
Freight		7,370	7,972	32,869	52,290
Field supplies and equipment		84,853	18,721	281,746	252,240
Food and water		30,045	14,509	131,426	90,828
Vehicles		32,219	38,818	128,880	160,409
Facilities		58,176	62,006	155,594	174,578
Head office support		162,900	90,000	488,700	326,249
General office and administration		118,094	88,952	647,637	394,733
Depreciation of capital assets		68,251	73,863	216,088	215,821
Exchange (gain) loss		10,919	15,929	110,584	(32,049)

Total additions		2,178,449	979,439	7,560,672	7,759,098

Deductions:
Write-off of deferred exploration expenses		673,528	—	2,047,162	—
Optionee contributions		(22,085)	16,010	718,517	1,127,684

Total deductions		651,443	16,010	2,765,679	1,127,684

Balance, end of period	6	25,875,934	18,935,663	25,875,934	18,935,663

The accompanying notes are an integral part of the consolidated financial statements.

Orezone Resources Inc.

(A Development Stage Company)

Interim Consolidated Statements of Cash Flows

(Unaudited, Expressed in United States dollars)

		Three months ended		Nine months ended
		September 30		September 30
	Notes	2007	2006	2007	2006
		$	$	$	$
Operating
Net loss		(647,569)	(16,540)	(2,153,705)	(452,043)
Items not affecting cash:
Unrealized gain (loss) on fair value conversion of warrants	3	13,244	—	(26,650)	—
Amortization of equipment		2,699	8,477	11,035	24,961
Gain on sale of listed shares		(364,520)	(49,195)	(592,188)	(49,195)
Write-off of deferred exploration expenditures		673,528	—	2,047,162	—
Write-off of mineral exploration properties		35,000	—	35,000	—
Stock-based compensation	7 (b)	315,515	76,557	783,460	313,980
		27,897	19,299	104,114	(162,297)
Changes in non-cash working capital items	4	10,837	97,426	62,815	(223,207)
		38,734	116,725	166,929	(385,504)

Investing
Sale of investments		40,121	60,720	1,169,041	—
Purchase of investments		(4,998,755)	—	(5,043,755)	(1,067,956)
Purchase of property, plant and equipment		(177,079)	(10,329)	(248,407)	(142,698)
Purchase of mineral property		—	(15,000)	(1,000,000)	(15,000)
Deferred exploration expenses	4	(2,523,729)	(343,635)	(7,933,807)	(9,201,986)
Optionee contributions		(30,435)	16,010	710,167	1,127,684
Advances to Gold Fields Limited		(498,779)	—	(498,779)	—
		(8,188,656)	(292,234)	(12,845,540)	(9,299,956)

Financing
Proceeds from issuance of common shares		—	72,105	478,900	182,655
		—	72,105	478,900	182,655

Decrease in cash and cash equivalents		(8,149,922)	(103,404)	(12,199,711)	(9,502,805)
Cash and cash equivalents, beginning of period		18,466,070	24,885,839	22,515,859	34,285,240
Cash and cash equivalents, end of period		10,316,148	24,782,435	10,316,148	24,782,435

The accompanying notes are an integral part of the consolidated financial statements.

Orezone Resources Inc.

(A Development Stage Company)

Interim Consolidated Statements of Comprehensive Loss

(Unaudited, Expressed in United States dollars)

		Three months ended		Nine months ended
		September 30		September 30
	Notes	2007	2006	2007	2006
		$	$	$	$

Net loss		(647,569)	(16,540)	(2,153,705)	(452,043)

Other comprehensive income (loss):
Unrealized gain on available for sale investments	3	439,498	—	508,452	—
Realized gain on available-for-sale investments	3	(362,305)		(509,305)
Comprehensive loss		(570,376)	(16,540)	(2,154,558)	(452,043)

The accompanying notes are an integral part of the consolidated financial statements.

Orezone Resources Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Unaudited, Expressed in United States dollars, unless otherwise stated)

1 — GOVERNING STATUTE AND NATURE OF OPERATIONS

Orezone Resources Inc., a development stage company, (“Orezone” or the “Company”) is incorporated under the Canada Business Corporations Act and is a natural resource company engaged in the acquisition, exploration and development of precious metal properties, primarily in West Africa and in the countries of Burkina Faso and Niger.

The Company is in the exploration stage and has not yet determined whether any of its properties contain ore deposits that are economically recoverable. The recovery of costs incurred on the properties is subject to the discovery of economic ore deposits and the ability to secure appropriate financing to place these deposits into production. In September 2007, a NI 43-101 compliant FFS for the Essakane Project in Burkina Faso, West Africa, was delivered to the Company as part of a Shareholders’ agreement which provides for Gold Fields Limited (GFL) earning a 60% interest in the Essakane Project upon issuance of this FFS. An executive summary of the FFS was prepared by GRD Minproc of South Africa. The Company and GFL have 90 days to review the FFS prior to a final a production decision being made. The permitting process is already underway in Burkina Faso and all permits including a mining convention are expected to be in place prior to making a production decision before the end of the year.

The Company will periodically have to raise additional funds to continue operations, and while it has been successful in doing so to date, there can be no assurance it will be able to do so in the future.

The common shares of the Company are listed for trading on the Toronto Stock Exchange and the American Stock Exchange under the symbol “OZN”.

2 — BASIS OF PRESENTATION

The accompanying unaudited interim consolidated financial statements (the “Financial Statements”) have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and are presented in US dollars. Accordingly, they do not include all of the information and notes required by generally accepted accounting principles for annual financial statements, and should be read in conjunction with the Company’s audited consolidated financial statements and notes for the year ended December 31, 2006.

In the opinion of management, all adjustments consisting of normal recurring adjustments, considered necessary for a fair presentation of the Company’s financial position, results of operations, cash flows and comprehensive income have been included.

The accounting policies used in preparing these interim financial statements are consistent with those used in preparing the annual financial statements, except as described in Note 3.

Accounting estimates

The preparation of consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the amounts recorded in the Financial Statements and relevant notes. These estimates are based on management’s best knowledge of current events, and actions that the Company may undertake in the future. Significant estimates include those related to the fair value of financial instruments, the recoverability of the carrying value of mineral exploration properties and deferred exploration expenses, and the assumptions used in valuing the Company’s stock options. Actual results may differ from those estimates.

Comparative figures

Comparative figures in the statements of deferred exploration expenses have been reclassified to conform to the presentation format used in the current period. The classification on the Balance Sheets did not change.

3 — CHANGE IN ACCOUNTING POLICIES

Effective January 1, 2007, the Company adopted three new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA) in 2005. These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements. The new standards and accounting policy changes are as follows:

Financial Instruments – Recognition and Measurement (Section 3855)

Instruments classified as available-for-sale are measured at fair value, with any unrealized gains and losses recognized in other comprehensive income. Instruments classified as held for trading are measured at fair value, with any unrealized gains and losses recognized on the statement of operations.

The Company has classified all of its investments as available-for-sale, and therefore carries them at fair market value, with any unrealized gain or loss recorded in shareholders’ equity as a component of other comprehensive income. These amounts will be reclassified from shareholders’ equity to net income when the investment is sold. In the 2006 fiscal year, these investments were carried at the lower of cost and market value.

The Company has classified its share purchase warrants and options as held for trading, and therefore carries them at fair market value. They are grouped within the ‘investments’ line on the balance sheet. Any unrealized gain or loss is recorded in ‘other income’ appearing on the statement of operations. In the 2006 fiscal year, these instruments were not recorded on the balance sheet.

Hedges (Section 3865)

This standard establishes how hedge accounting may be applied. The Company currently does not have any hedges in place, and therefore this policy has no impact on the Company’s financial statements.

Comprehensive Income (Section 1530)

Comprehensive income is the change in shareholders’ equity during a period from transactions and other events and circumstances from non-owner sources. In accordance with this new standard, the Company now reports a consolidated statement of comprehensive loss and a new category, accumulated other comprehensive income (loss), has been added to the shareholders’ equity section of the consolidated balance sheet. A component of this new category is unrealized gains and losses on financial assets classified as available-for-sale. The components of accumulated other comprehensive income for the three and nine month periods ended September 30, 2007 are disclosed in Note 9.

4 — INFORMATION INCLUDED IN THE CONSOLIDATED STATEMENTS OF CASH FLOWS

Changes in non-cash working capital items for the three and nine months ended September 30 are as follows:

	Three months ended		Nine months ended
	September 30		September 30
	2007	2006	2007	2006
	$	$	$	$

Taxes and other receivables	32,452	6,526	20,027	(209)
Prepaid expenses and other	30,997	16,412	20,603	(12,812)
Accounts payable	(113,936)	83,742	(42,151)	(259,173)
Accrued liabilities	61,324	(9,254)	64,336	48,987
	10,837	97,426	62,815	(223,207)

Items included in deferred exploration expenses that do not affect cash and cash equivalents in the three and nine months ended September 30 are as follows:

	Three months ended		Nine months ended
	September 30		September 30
	2007	2006	2007	2006
	$	$ $	$

Taxes and other receivables	103,677	1,022,528	105,757	441,730
Prepaid expenses and other	98,843	(22,548)	16,562	(70,208)
Accounts payable	(494,776)	(343,520)	(616,613)	(1,805,464)
Accrued liabilities	(166,060)	(85,571)	(296,303)	(308,576)
Depreciation of capital assets	68,251	73,863	216,088	215,821
Stock-based compensation	36,435	(8,949)	193,024	83,809
	(353,630)	635,803	(381,485)	(1,442,888)

Optionee contribution receivable	8,350	—	8,350	—
	(345,280)	635,803	(373,135)	(1,442,888)

5 — INVESTMENTS

During the quarter ended September 30, 2007, the Company invested $5.0 million in streetTRACKS, an exchange traded fund that holds gold as investments and, therefore, is designed to mirror the performance of the price of gold bullion, less the fund’s expenses. As a result, this investment is exposed to fluctuations in gold prices (see Note 10 – Financial Instruments).

6 — MINERAL EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENSES

	As at September 30, 2007		As at December 31, 2006
	Acquisition Cost	Deferred Exploration Expenses	Acquisition Cost	Deferred Exploration Expenses
	$	$	$	$
Essakane (a)	6,895,646	20,831,237	5,895,646	20,874,122
Séguénega (“Séga”) (b)	11,410	10,934,738	11,410	8,113,391
Bondigui (“Bondi”) (c)	146,185	7,921,164	146,185	6,278,186
Bomboré (d)	57,321	2,330,478	57,321	1,906,983
Markoye (e)	—	—	—	402,356
Golden Hill (f)	—	979,058	—	298,013
Komkara (g)	—	203,124	—	202,205
Mali (h)	—	—	35,000	520,085
Niger (i)	—	4,117,767	—	3,208,715
	7,110,562	47,317,566	6,145,562	41,804,056
Optionees’ contributions (j)	—	(21,441,632)	—	(20,723,115)

	7,110,562	25,875,934	6,145,562	21,080,941

a)  Essakane, Burkina Faso

The Company acquired a 100 percent interest in six permits covering 1,433 km(2) in July, 2002. The Essakane permits were granted on July 10, 2000 and expire July 9, 2009.

The Essakane property was subject to an Option Agreement, dated July 19, 2002 (“Option Agreement”), with a subsidiary of Gold Fields Limited of South Africa (“Orogen”). Orogen earned a 60 per cent interest in the project by incurring cumulative expenditures of $8.0 million and by funding and completing a bankable feasibility study. The Company received the bankable feasibility study in September 2007.

The parties signed a stakeholders and mine services agreements in regards to developing and operating the Essakane project in April 2007. The Company also purchased the net smelter return royalty that was held by Great Western Mining Company Limited for $1.0 million. This purchase has been capitalized as an acquisition cost of the property.

Subsequent to September 30, 2007, the Company entered into an agreement with Gold Fields Limited to acquire its 60 per cent interest in the project for $200 million in cash and shares (see Note 12 – Subsequent Events).

b)  Séga, Burkina Faso

Following the expiry of the original Séga permit in January 2007, an application was submitted for a new 124 km(2) permit that covers the most prospective portion of the original Séga permit. The new permit, called Tiba, was granted in March 2007 by the government of Burkina Faso. The Company has also been granted the 189 km(2) Namasa permit which is part of the Séga project area.

The Company signed a series of option agreements with five separate owners holding exploration permits around the Company’s Tiba and Namasa permits. The permits under option cover an aggregated area of 854km(2). Orezone can earn an interest of up to 100% on two permits, and up to 99.5% on the remaining permits by making annual payments to the current owners and by funding and executing exploration programs during the option period.

c)  Bondi, Burkina Faso

The Bondi exploration permit expired on May 17, 2006 and was replaced by the 224 km(2) Djarkadougou permit. The 246 km(2) Poyo permit and the 224 km(2) Nicéo permit, which were granted in 2006, are also part of the Bondi project area. The Poyo permit can be renewed for an ultimate 3-year period in 2009, while the Djarkadougou and Nicéo permits can be renewed for two additional 3-year periods in 2009.

d)  Bomboré, Burkina Faso

The Bomboré exploration permit covers 250 km(2) and was granted on February 17, 2004 for a term of three years. At the end of the three years, it was renewed for an ultimate three year tenure to 2010.

The Company has spent CAD $2.0 million to earn a 50 percent interest in the permit and may increase its interest to 70 percent by completing a bankable feasibility study. Thereafter, the Company will have 90 days to make a cash payment of $1.0 million to increase its interest to 100 percent, subject to a one percent net smelter return royalty.

e)  Markoye, Burkina Faso

The Markoye exploration permit was written off in the second quarter of 2007 because management decided to discontinue further exploration activity in the area.

f)  Golden Hill, Burkina Faso

The Intiédougou permit expired July 4, 2005 and on October 10, 2005 was replaced by two new permits, Nabéré and Tankiédougou. The Nabéré permit covers approximately 92 km(2) and the Tankiédougou permit covers approximately 138 km(2). These permits are valid for an initial term of three years and can be renewed for two additional three year periods in 2008 and 2011.

g) Komkara, Burkina Faso

The Company obtained an exploration permit on October 10, 2005 covering 27 km(2). The Komkara permit has an initial term of three years and can be extended for two additional three year periods.

h)  Mali

The Company has two exploration permits in Mali, the 148 km(2) Dag Dag Est permit which expires October 16, 2013 and the 112 km(2) Farabantourou permit which expires July 28, 2014. During the quarter, the Company decided to abandon its two permits in Mali due to inadequate drilling results, and expensed $622,307 of costs that had been previously capitalized. In addition, the Company incurred $22,428 of restructuring charges associated with the disposition of the permits.

i)  Niger

In 2003 the Company obtained three prospecting permits in the country of Niger which were subsequently converted into the 1,997 km(2) Kossa exploration permit with a mining convention on October 18, 2004.

On January 19, 2006, Orezone signed agreements with Greencastle Resources Ltd. (“Greencastle”) under which the Company can earn an interest in Greencastle’s Namaga and Koryia concessions in Niger. Under the terms of the agreements, Orezone can earn a 50 percent interest by spending $1.0 million on each property over three years ($200,000 in year one, $300,000 in year two and $500,000 in year three) and can increase its interest in either one to 75 percent by completing a bankable feasibility study. If Greencastle elects not to participate should a production decision be made with respect to either property, Orezone will be required to buy the remaining 25 percent interest in that property for $2.0 million.

The Company wrote off costs related to the Namaga permit at the end of the second quarter of 2007 because management elected to terminate the joint venture agreement with Greencastle. During the current quarter, $28,793 of trailing costs associated with this permit was expensed.

In the second quarter of 2007, a wholly owned subsidiary of the Company was granted two uranium exploration permits by the Government of the Republic of Niger.

j)  Optionees’ contributions and option payment

In the third quarter of 2007, $20,564 of the funds invested in the Essakane project by Orezone was reimbursable by Orogen.

7 — CAPITAL STOCK

(a)  Authorized
An unlimited number of common shares, without par value.

Issued
Issued and outstanding and amounts recorded as contributed surplus for the three and nine months ended September 30, 2007, and the year ended December 31, 2006 are as follows:

	Capital stock		Contributed Surplus
	Shares	$	$
Balance, January 1, 2006	132,777,641	61,558,951	2,286,908
Stock-based compensation	—	—	531,823
Stock options exercised	241,000	434,139	(205,793)
Issue costs - adjustment	—	18,348	—
Balance, December 31, 2006	133,018,641	62,011,438	2,612,938
Stock-based compensation	—	—	348,683
Stock options exercised	10,000	20,220	(9,975)
Balance, March 31, 2007	133,028,641	62,031,658	2,951,646
Stock-based compensation	—	—	275,851
Stock options exercised	686,800	938,420	(469,765)
Balance, June 30, 2007	133,715,441	62,970,078	2,757,732
Stock-based compensation	—	—	351,950
Stock options exercised	—	—	—
Balance, September 30, 2007	133,715,441	62,970,078	3,109,682

(b)  Stock option plan

The Company has a Stock Option Plan (the “Plan”) pursuant to which options may be granted to directors, officers, employees and persons providing ongoing services to the Company. The Plan has been amended with the approval of shareholders on several occasions, such that the number of options that the Company may currently grant under the Plan is 12,200,000.

Activity for the three and nine month periods ended September 30, 2007 is presented below:

		Weighted	Weighted
		average	average
	Number of Options	exercise price	grant date fair value
		(CAD$ )	(CAD$ )

Balance, December 31, 2006	6,037,500	0.77	0.62
Granted	1,060,000	1.68	1.58
Exercised	(10,000)	1.20	1.15
Balance, March 31, 2007	7,087,500	0.91	0.71
Granted	—	—	—
Exercised	(686,800)	0.77	0.73
Forfeited	(10,000)	1.60	1.48
Balance, June 30, 2007	6,390,700	0.92	0.71
Granted	490,000	1.90	1.69
Exercised	—	—	—
Forfeited	(50,000)	1.20	1.15
Balance, September 30, 2007	6,830,700	0.99	0.75

7 — CAPITAL STOCK (continued)

The fair value of options granted in the period was estimated at the grant date with the Black-Scholes option pricing model, using the following weighted average assumptions:

September 30, 2007
Expected option life	7.5 years
Volatility	118.61%
Risk-free interest rate	4.63%
Dividend yield	0.00%

As at September 30, 2007, the following options were outstanding:

		Outstanding		Exerciseable
			Weighted
		Remaining	Average		Weighted
Range of exercise	Outstanding	Contractual	Outstanding	Vested	Average Vested
prices	Options	Life	Exercise Price	Average	Exercise Price
(CAD$ )		(in years)	(CAD$ )		(CAD$ )

$0.00 to $0.49	2,470,000	4.31	$0.30	2,470,000	$0.30
$0.50 to $0.99	795,000	4.19	$0.50	795,000	$0.50
$1.00 to $1.49	1,502,500	7.06	$1.30	1,502,500	$1.30
$1.50 to $1.99	1,615,000	9.33	$1.70	160,000	$1.64
$2.00 to $2.50	448,200	8.72	$2.04	73,200	$2.00

$0.00 to $2.50	6,830,700	6.38	$0.99	5,000,700	$0.70

Stock-based compensation for the three and nine months ended September 30 is reflected in the financial statements as follows:

	Three months ended		Nine months ended
	September 30		September 30
	2007	2006	2007	2006
	$	$	$	$

Operations	315,515	76,557	783,460	313,980
Deferred Exploration Expenses	36,435	(8,949)	193,024	83,809
Total	351,950	67,608	976,484	397,789

8  — SEGMENTED INFORMATION

The Company operates in one business segment being the acquisition, exploration and potential development of precious metals properties. Operations are carried out through a wholly owned subsidiary, Orezone Inc., incorporated in the British Virgin Islands. Total assets segmented by geographic area as at September 30, 2007 and December 31, 2006 are as follows:

	As at September 30, 2007	As at December 31, 2006
	$	$

Canada	2,244,518	2,598,234
British Virgin Islands	6,076,914	13,694,555
West Africa	43,010,266	35,694,706
	51,331,698	51,987,495

9 — ACCUMULATED OTHER COMPREHENSIVE INCOME

	September 30 2007	June 30 2007	March 31 2007	December 31 2006
	$	$	$	$

Accumulated other comprehensive income, beginning of period	1,011,799	998,393	483,211	—

Cumulative adjustment for translation due to change in measurement currency	—	—	—	483,211

Cumulative unrealized gain on fair value of available-for-sale investments at January 1, 2007	—	—	606,634	—
Accumulated other comprehensive income (restated)	1,011,799	998,393	1,089,845	483,211
Other comprehensive income (loss), net of tax	439,498	160,406	(91,452)	—
Transferred out on disposal	(362,305)	(147,000)	—	—
Accumulated other comprehensive income, end of period	1,088,992	1,011,799	998,393	483,211

During the quarter ended September 30, 2007, an adjustment was made to Accumulated Other Comprehensive Income (AOCI) to increase the cumulative unrealized gain on fair value of available-for-sale investments at January 1, 2007 by $389,866, and a corresponding increase to the opening deficit balance to decrease the unrealized gain on fair value conversion of purchase warrants and options. The reason for the adjustment is due to the fact that on the valuation date of January 1, 2007, the Company misallocated the book value of two of its investments between investment shares and warrants. In the second quarter of 2007, some of these shares were sold although AOCI was not relieved in that quarter by a sufficient amount. An adjustment of $340,434 was made in the third quarter to correct the impact of the sale of the investments in the second quarter. This adjustment resulted in a reduction of AOCI of $340,434 and an equivalent increase in the gain on disposal of investment in the three months ended September 30, 2007.

10 — FINANCIAL INSTRUMENTS

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgement, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The fair value of cash and cash equivalents, taxes and other receivables, accounts payable and accrued liabilities are equivalent to their carrying amounts given the short maturity period. The Company is exposed to foreign exchange risks because of business transactions in foreign countries. The Company is also exposed to commodity risks because one of the Company’s significant investments is exposed to fluctuations in gold prices (see Note 5 – Investments).

The Company holds share purchase warrants and share options in other junior public resource based companies that were not previously shown on the balance sheet. These purchase warrants have been recorded on the Balance Sheet at fair value using the Black Scholes model which requires various assumptions such as historical volatility and dividend rate.

The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

11 — RELATED PARTY TRANSACTIONS

During three and nine months ended September 30, 2007, the Company charged $7,322 and $50,383 (2006: $nil and $nil, respectively) in administrative fees to San Anton Resource Corporation (“San Anton”) for rent and other administrative services that were provided by the Company. The Company’s President and Chief Executive Officer (“CEO”) is a director of San Anton, and the CEO of San Anton is a director of the Company. As of September 30, 2007, $4,962 was due from San Anton.

These transactions took place during the normal course of business and at the exchange amount.

12 — SUBSEQUENT EVENTS

On October 10, 2007, the Company entered into an agreement with Gold Fields Limited to acquire their 60% interest in the Essakane Project in Burkina Faso in consideration for $200 million. As part of the terms of the agreement, Gold Fields Limited will receive $150 million in cash and $50 million in common shares of Orezone that are subject to a six month Lock-Up agreement. As a result, Orezone will become the operator in Essakane with a 100% interest in the project. The agreement with Gold Fields Limited is subject to a number of conditions that are to be met before the transaction closes, including that Orezone obtain financing and close the transaction within thirty-six (36) days of October 10th, 2007. It is intended that the sale and purchase of the shares and the payment at closing will be completed simultaneously and only upon the conditions having been satisfied or waived by all parties.

On October 26, 2007, the Company filed a short form prospectus with the securities regulators in all Canadian jurisdictions, except Quebec, and under the multi-jurisdictional disclosure system in the United States for a proposed public offering of Orezone common shares (the “Offering”). Although the size and the pricing of the Offering have not been determined, the Company expects to raise gross proceeds of $200,000,000 and it has engaged a syndicate of underwriters to market the Offering. Closing of the Offering is subject to normal regulatory approvals and is conditional on the acquisition of Gold Fields Limited’s 60% interest in the Essakane Project.